Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

5 March 2013

PRIMA BIOMED CONFERENCE CALL TO DISCUSS FIRST HALF OF FISCAL YEAR 2013 RESULTS

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) today announced it will hold a conference call to discuss its results for the first half of its fiscal year 2013, the period from July 1 through December 31, 2012. The half year report was previously released on the 28th of February 2013 and is available through the Investor Relations section of the Company’s website at www.primabiomed.com.au.

The call is scheduled for Thursday, the 7th of March 2013 at 9:00am (Sydney local time). Conference call dial-in numbers are as follows:

Australia Toll Free	1 800 131 617
Australia Alternate Toll Free	1 800 838 758
USA & Canada	1 855 237 2970
Germany	0800 189 9369

The call will also be audio webcast with additional supplemental slides available via http://services.choruscall.com/links/primabiomed130306.html. Before launching the webcast, it is recommended to click on the link and then on “test your systems configuration.”

A replay of the teleconference and webcast will be available through Prima’s website following the live event.

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889